Freedom Internet Group Inc.
151 Calle San Francisco, Suite 200
San Juan, Puerto Rico 00901

February 19, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. Ronald Alper
Ms. Brigitte Lippmann

Re: Freedom Internet Group Inc.
Form S-1/A
Filed February 19, 2020
File No. 333-235873

Ladies and Gentlemen:

We filed an S-1 amendment to:

(i) update Exhibit 5.1 (Legal Opinion) and
(ii) update Exhibit 23.1 (Consent of Auditor).

Sincerely,

/s/ Alton "Ace" Chapman, Jr.
Alton "Ace" Chapman, Jr.,
Chief Executive Officer